SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
May 29, 2008
INFINEON TECHNOLOGIES AG
Am Campeon 1-12
D-85579 Neubiberg/Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

This Report on Form 6-K dated May 29, 2008, contains a press release announcing the revised outlook for the Company’s Communication Solutions segment.

News Release/Presseinformation
Infineon Technologies revises outlook for Communication Solutions
Neubiberg, Germany – May 29, 2008 – Infineon Technologies today revised the outlook for its Communication Solutions segment due to lower volumes in certain wireless platform projects. Infineon now anticipates revenues in the third quarter of fiscal year 2008 to be about flat from the previous quarter. The company also expects that the revised revenue outlook in combination with customization expenses associated with the ramp of new platforms should lead to a decline in EBIT excluding gains and charges from the previous quarter. The company anticipates revenues and EBIT excluding gains and charges to improve in the fourth quarter of fiscal year 2008 compared to the previous quarter.
About Infineon
Infineon Technologies AG, Neubiberg, Germany, offers semiconductor and system solutions addressing three central challenges to modern society: energy efficiency, communications, and security. In the 2007 fiscal year (ending September), the company reported sales of Euro 7.7 billion (including Qimonda sales of Euro 3.6 billion) with approximately 43,000 employees worldwide (including approximately 13,500 Qimonda employees). With a global presence, Infineon operates through its subsidiaries in the U.S. from Milpitas, CA, in the Asia-Pacific region from Singapore, and in Japan from Tokyo. Infineon is listed on the Frankfurt Stock Exchange and on the New York Stock Exchange (ticker symbol: IFX).
Further information is available at www.infineon.com.
This news release is available online at www.infineon.com/press/
For the Finance and Business Press: INFXX200805.067e

Media Relations Corporate:	Name:	Phone / Fax:	Email:
Worldwide Headquarters	Günter Gaugler	+49 89 234 28481	guenter.gaugler@infineon.com
U.S.A.	Agnes Toan	+1 408 503 2587	agnes.toan@infineon.com
Asia	Chi Kang David Ong	+65 6876 3070	david.ong@infineon.com
Japan	Hirotaka Shiroguchi	+81 3 5745 7340	hirotaka.shiroguchi@infineon.com
Investor Relations	EU/APAC/USA/CAN	+49 89 234 26655	investor.relations@infineon.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG
Date: May 29, 2008	By:	/s/ Dr. Marco Schroeter
Dr. Marco Schroeter
Member of the Management Board and Chief Financial Officer

	By:	/s/ Rudolf von Moreau
Rudolf von Moreau
Corporate Legal Counsel and Vice President